UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AVIANCA HOLDINGS S.A.

Bogotá, February 5, 2015

Purchase of A320neo Aircraft

Avianca Holdings S.A., through its subsidiaries Aerovías del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Avianca Leasing, LLC, has signed a Memorandum of Understanding with Airbus S.A.S that sets forth the basis for the negotiation of a new A320neo family purchase agreement for a total of 100 aircraft.

As part of the implementation of our fleet modernization plan, the Airbus A320neo aircraft are expected to be incorporated into the operations of Avianca Holdings S.A. starting 2019. Most of these A320neo aircraft are expected to replace aircraft currently in operation.

Investor Relations Officer

Andres Felipe Ruiz

+571 587 77 00 Ext. 2474

andres.ruiz@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2015

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas

	Name:	Elisa Murgas
	Title:	General Secretary, Vice- President of Legal Affairs